UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Egalet Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28226B104

(CUSIP Number)

February 11, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28226B104		13G

1.	Names of Reporting Persons Egalet A/S

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,292,307 shares of Common Stock of the Issuer

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,292,307 shares of Common Stock of the Issuer

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,292,307 shares of Common Stock of the Issuer

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%

12.	Type of Reporting Person CO

CUSIP No. 28226B104	13G

SCHEDULE 13G

Item 1(a).	Name of Issuer: Egalet Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 460 East Swedesford Road, Suite 1050 Wayne, Pennsylvania 19087

Item 2(a).	Name of Person Filing: Egalet A/S
Item 2(b).	Address of Principal Business Office: Lejrvej 37-41, Kr Vaerlose Vaerlose, Denmark DK-3500
Item 2(c).	Citizenship: Denmark
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001
Item 2(e)	CUSIP Number: 28226B104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. 28226B104	13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,292,307 shares of Common Stock of the Issuer
(b) Percent of class: 8.5%. Such percentage is based upon 15,257,503 outstanding shares of Common Stock of the Issuer as of February 11, 2014.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,292,307
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,292,307
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 20, 2014

EGALET A/S

By:	/s/ Peter Mollerup
Name: Peter Mollerup
Title: Chairman